SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TECHNOLOGY SOLUTIONS COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

87872T207

(CUSIP Number)

David B. Benjamin

CCI Consulting, Inc.

6752 RFD

Long Grove, IL  60047

(312) 265-6965

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87872T207

1.	Names of Reporting Persons. CCI Consulting, Inc. (formerly known as Charter Consulting, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 151,025

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 151,025

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
Common Stock of Technology Solutions Company, 55 E. Monroe, Suite 2600, Chicago, IL 60603
Item 2.	Identity and Background

Reporting Person:

(a) CCI Consulting, Inc. (formerly Charter Consulting, Inc.)

(b) 6752 RFD, Long Grove, IL 60047

(c) Not applicable.

(d) The Reporting Person has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

David B. Benjamin:

(a) David B. Benjamin

(b) 6752 RFD, Long Grove, IL 60047

(c) Mr. Benjamin is the President and Secretary, sole shareholder and sole director of the Reporting Person.  Mr. Benjamin is also a Member and Managing Partner of CEO Capital, LLC, a Maryland limited liability company.  CEO Capital, LLC is engaged in the management advisory and investment business and its address is P.O. Box 60602, Potomac, MD 20859.

(d) Mr. Benjamin has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Benjamin was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Benjamin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Issuer were acquired by the Reporting Person on March 15, 2006 in connection with the acquisition by the Issuer of the business and substantially all of the assets of the Reporting Person.

Item 4.	Purpose of Transaction

The shares of Common Stock of the Issuer were acquired by the Reporting Person on March 15, 2006 in connection with the acquisition by the Issuer of the business and substantially all of the assets of the Reporting Person.  David B. Benjamin, the President of the Reporting Person, served as President of the Issuer from April 2006 until November 15, 2006.  Mr. Benjamin remains subject to certain provisions of an employment agreement with the Issuer which restrict his ability to serve Issuer’s clients or employ Issuer’s employees until November 15, 2008.

The Reporting Person is considering and evaluating strategic alternatives designed to maximize the value of its investment in the Issuer.  The Reporting Person believes that there are opportunities to significantly improve the Issuer’s performance and strategic direction, as well as the value of its investment.  In this connection, the Reporting Person anticipates holding discussions with stockholders and third parties that may address a number of issues, including without limitation, their respective views on the Issuer’s business and prospects, the suggested disposition of certain of its operations, investment opportunities and concerns over the direction and management of the Issuer generally, and other opportunities to improve on or realize the value of their investment in the Issuer.  At this time, the Reporting Person has not made any decisions regarding its future intentions with regards to its plans and proposals with respect to the Issuer.

The Reporting Person reserves the right to change its plans and intentions, including the right to increase or decrease its investment in the Issuer.  In particular, the Reporting Person may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock, (iii) enter into privately negotiated derivative transactions and public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of its positions in the Common Stock or (iv) take any other action that might relate to or result in any of the actions set forth in paragraphs (a) - (j) of Item 4 of Schedule 13D.  Any of these actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, or other applicable law.

Item 5.	Interest in Securities of the Issuer

(a)          The Reporting Person owns 151,025 shares of Common Stock of the Issuer representing 5.9% of the Issuer’s outstanding shares.  David B. Benjamin, President of the Reporting Person, does not individually own any shares of Common Stock of the Issuer.

(b)          The Reporting Person has the sole power to vote 151,025 shares of Common Stock of the Issuer, receive dividends and dispose of the shares. David B. Benjamin, President of the Reporting Person, is also the sole shareholder and sole director of the Reporting Person.

(c)           None.

(d)          David B. Benjamin, President of the Reporting Person, is also the sole shareholder and sole director of the Reporting Person.

(e)          Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The shares of Common Stock of the Issuer were acquired by the Reporting Person on March 15, 2006 in connection with the acquisition by the Issuer of the business and substantially all of the assets of the

Reporting Person and were subject to the terms of an Asset Purchase Agreement between the Issuer and the Reporting Person dated March 15, 2006 that provided certain indemnification rights by the Issuer with respect to the shares.  David B. Benjamin, President of the Reporting Person, is also the sole shareholder and sole director of the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CCI CONSULTING, INC.

November 26, 2007
Date
/s/ David B. Benjamin
Signature
David B. Benjamin/President
Name/Title